EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE
                     (Thousands Except Per Share Amounts)

                                                 Year Ended March 31
                                           1997          1996         1995
Primary Earnings Per Share

Net income                               $ 5,300       $16,670      $ 9,324
Preferred stock dividends                      2             2            3
                                         $ 5,298       $16,668      $ 9,321

Shares outstanding
  Weighted average common shares          12,347        12,341       12,354
  Net common shares issuable on
    exercise of stock options                 84            37            1
  Average common shares outstanding
    as adjusted                           12,431        12,378       12,355

Primary earnings per share               $   .43       $  1.35      $   .76

Fully Diluted Earnings Per Share

Net income                               $ 5,300       $16,670      $ 9,324
Interest on convertible debentures,
  net of applicable income taxes                                          8
                                         $ 5,300       $16,670      $ 9,332

Shares outstanding
  Average common shares as adjusted
    for primary computation               12,431        12,378       12,355
  Common shares issuable if the
    preferred stock and convertible
    debentures were converted at
    the beginning of the year                  4             5           32
  Additional common shares issuable
    on exercise of stock options              19            13            1
  Average common shares outstanding
    as adjusted                           12,454        12,396       12,388

Fully diluted earnings per share         $   .43       $  1.35      $   .75